lookyLOO

WHERE PEOPLE DISCOVER NEW CITIES AND NEIGHBORHOODS TO CALL HOME

WE ARE LIVING THROUGH THE MOST DRAMATIC SHIFT IN THE PLACES AMERICANS CHOOSE TO LIVE SINCE THE CREATION OF SUBURBS

LOOKYLOO HELPS YOU EVALUATE DIFFERENT CITIES AND NEIGHBORHOODS THAT MEET YOUR CRITERIA

This includes comparing broad factors like lifestyle, economy and the reviews of locals living there. It also includes specifics like housing prices, transportation options, the quality of bars and restaurants, safety, schools, and many other factors.

WE ARE NOW UNTETHERED FROM OUR CITIES AND NEIGHBORHOODS

#urbanshuffle

IN THE LAST THREE YEARS, ~8 MILLION ADULTS / YEAR EXPRESS INTENT TO MOVE AS A RESULT OF BEING UNTETHERED FROM WORK-FROM-OFFICE REQUIREMENTS

IN REVERSAL OF HISTORICAL TRENDS MORE PEOPLE MOVING TO SMALLER CITIES FROM LARGE

Moves within metros and across country to smaller cities that have the walkable density of bigger cities mixed with the quality education and outdoor experiences of smaller cities.

4

THIS RUNS IN PARALLEL WITH AN EXPLOSION IN EMPTY-NESTERS AND RETIREES ABANDONING CLASSIC SUBURBS TO MOVE TO URBANIZED SUBURBS, BIG CITIES AND COLLEGE TOWNS.

CRAVING A NEW SET OF EXPERIENCES DRIVEN BY LIFESTYLE, WALK-SCORE AND CULTURE.

5

SEARCH VOLUME EXPLORING MOVES TO NEW CITIES AND NEIGHBORHOODS EXPLODES FROM AN ANNUAL AVERAGE 60 MILLION SEARCHES PER YEAR TO AN AVERAGE 100 MILLION

1930's
Agricultural Era $\rightarrow$

1950's
Industrial Era $\rightarrow$

1970's
Post Industrial Society $\rightarrow$

Remote Work
+
Expanded Lifespan

Post Pandemic
Untethered Era

WE ARE LIVING IN A NEW ERA

THERE'S A NEW DECISION-MAKING PROCESS ABOUT WHERE WE'RE GOING TO LIVE



THE UNTETHERED CLASS IS HERE

CONSUMERS NEED A SERVICE THAT SUPPORTS THEIR INTEREST AND ABILITY TO MOVE TO CITIES AND NEIGHBORHOODS THAT ARE LIFE-CENTRIC



Lifestyle Amenities



Housing Friendly



Budget Friendly



Lower Density



Charming

Market Size



52M+

U.S. ADULTS MOVE EACH FIVE YEARS

Total Available Market



30M+

U.S. POPULATION MOVE EACH YEAR

Serviceable Available Market



8M+*

ADDITIONAL U.S. ADULTS PLANNING TO MOVE DUE TO WORK FROM HOME

Growth Opportunity

Zillow 2020 Market Report



Revenue Generation

LookyLOO will generate revenue several ways

- Advertising that includes both general run of site and listings for homes in the city and neighborhood pages

- Subscriptions from customers for advanced MoveBook services

- Realtor sponsorships of cities and neighborhoods

- Lead Generation through accounts and professional service offerings that will be available in the MoveBook section of the platform

Business Model

Advertising / Subscriptions / Realtor Sponsors
(throughout site + MoveBook upgrades)



Lead Generation
(saved accounts + professional services)



Revenue Projections

Year 1 → $250K
Year 2 → $1M
Year 3 → $5M

Competition





Filling the whitespace.

The opportunity in the market lies in supporting the user earlier in the process, when they need help to familiarize themselves with the landscape of choices and figure out which towns and neighborhoods will best suit them.

The LookyLOO advantage.

At present, the competition is focused on providing data on homes. Zillow, Redfin, Trulia etc., all target the 'last mile' of home-ownership and neglects the arduous process of managing all the elements that go into making choices about where to move.

Product

SEARCH → SCORE → EXPLORE → MANAGE → COLLABORATE



Discover your next great place to call home
LookyLOO helps you identify cities and neighborhoods that suit you best just what you wanted.
LOOK SCORE
Economy
Lifestyle
Sentiment
Your Look List
Welcome to your Look List! The best place to find a spot to build your next nest. Use the filters to start narrowing down your search.
Refine LOOK LIST
San Francisco
Karl The Fog
Seattle
A Boutique Cosmopolitan Enclave In The Middle Of Twin Peaks
Los Angeles
Bladerunner Meets The Rose Parade
San Diego
Sandy Eggo
San Francisco, California
Karl The Fog
Your Favorites
Welcome to your Favorites list!

Look Score



LOOK SCORE

80 Economy
55 Lifestyle
73 Sentiment



Economy Score

City Data and U.S. Census Bureau for ranking the economic performance and economic opportunity of the city for residents



Lifestyle Score

U.S. Census Bureau data for social involvement, Dun & Bradstreet data for cultural, arts and entertainment institutions, and Robert Wood Johnson Foundation data for access to fitness and outdoor opportunities



Sentiment Score

Social Context Labs analysis of social reviews of residents across social forums and channels.



NOTE: Sentiment Score is "double-weighted" in the Look Score average. With an increasing WFH-workforce and a great variety of lifestyle preferences, it is critical to evaluate satisfaction of residents independent of purely objective criteria.

Competitive Advantages



1.
1st to Market

Existing services fall into two categories:

"Last Mile" systems that primarily support you when you know where you are planning to move (Zillow, Apartments.com, Redfin, niche.com etc.)

Shallow/fixed content describing "10 great cities for retirement" that don't provide an honest voice or provide flexibility in context for your situation.

2.
Ease of Use & Filter Options

Easy and varied filtering options to get to the right short-list of places to live.

Easily create a Look List to build your next nest using filters to start narrowing down your search.

3.
Voice & Depth of Context

Data from 10+ sources for city characteristics Deep narrative with truly honest pros and cons about living in that city/neighborhood.

Proprietary sentiment analysis and reviews of people who live in city.

4.
Tools & Social Integration

A personalized move-process tool called MoveBook (think House Ideabook) that supports you during the search process.

Integrated "Buzz" from Reddit, Quora, YouTube, and across social to see what's it like to live in a city/neighborhood.

Team lookyLOO


Edmond Dilworth
CEO


Mike Fung
Chief Creative Officer


Michele Hobbs
Chief Marketing Officer


Robert Dimicco
SVP, Engineering & Product


Amy Manning
VP, Operations


Drew McAuliffe
Senior Software Engineer


Noah Larsen
Front-End Engineer & Product Designer


Jennifer Studnicki
Marketing Director


Gina Kinda
Brand Strategy

Our world class team has grown Fortune 500 brands & scaled companies to $100M+ ARR








APPENDIX

In the small county around Hudson, 197 people moved in for every 100 moving out. It was the largest increase in our analysis.

In Stockton, for every 100 people moving out, 112 were coming in.

In the New York metro area, 100 people left the city for every 84 people who moved in.





SUBURBAN COUNTIES ARE CHANGING TO ATTRACT FORMER CITY DWELLERS

Meet the 15-Minute City's Cousin:
The 20-Minute Suburb

The new concept swaps suburban sprawl for zoning reform, housing affordability, and sustainable transportation.

Not the City

Not Quite Suburban

Lower Density City Lite

THIS RUNS IN PARALLEL WITH AN EXPLOSION IN EMPTY-NESTERS AND RETIREES ABANDONING SUBURBS TO MOVE TO SUBURBANIZED CITIES, BIG CITIES AND COLLEGE TOWNS.

CRAVING A NEW SET OF EXPERIENCES DRIVEN BY LIFESTYLE, WALK-SCORE AND CULTURE.

SAVANNAH, EUGENE, CARY, CHARLOTTE,

AND MORE.

A BYPRODUCT OF LONGER, HEALTHIER LIFESPANS. IN 2011, THE 65-74 AGE GROUP WAS ABOUT 10 TIMES LARGER THAN IN 1900,

BUT THE 85+ GROUP WAS 40 TIMES LARGER.





smartasset

TOP 10

Cities Where Retirees Are Moving

City	Net Migration	City	Net Migration
① MESA, AZ	1,951	⑥ CHARLOTTE, NC	1,290
② SCOTTSDALE, AZ	1,939	⑦ FORT MYERS, FL	1,106
③ HENDERSON, NV	1,917	⑧ CARY, NC	1,055
④ SAVANNAH, GA	1,434	⑨ EUGENE, OR	922
⑤ PARADISE, NV	1,379	⑩ TUCSON, AZ	883

Net migration data comes from the U.S. Census Bureau and reflects the number of people ages 60 and older moving into the city from a different state in 2019 minus the number moving out of the city to a different state.